

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2019

Paul Birkett
Managing Member
Automation Finance Reperformance Fund IV LLC
228 Park Avenue South #67157
New York, NY 10003

> **Re: Automation Finance Reperformance Fund IV LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed September 20, 2019**
> **File No. 024-10947**

Dear Mr. Birkett:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Mark Roderick